InnerWorkings, Inc.

600 West Chicago Avenue, Suite 850

Chicago, Illinois 60654

November 19, 2012

BY EDGAR

Ms. Linda Cvrkel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	InnerWorkings, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 7, 2012

Form 10-Q for the quarter ended September 30, 2012

Filed November 8, 2012

File No. 000-52170

Dear Ms. Cvrkel:

Set forth below are the responses of InnerWorkings, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated November 13, 2012, relating to the Company’s Form 10-K for the year ended December 31, 2011, filed with the Commission on March 7, 2012, and Form 10-Q for the quarter ended September 30, 2012, filed with the Commission on November 8, 2012. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 36

2. Summary of Significant Accounting Policies, page 36

Revenue Recognition, page 36

Comment No. 1

We note your response to our prior comment number four. Please revise your current disclosure to provide a summary of your revenue recognition treatment with respect to service revenues and your accounting treatment for multiple element arrangements. Your revised disclosure may indicate that services revenues have not been material to overall revenues to date. To the extent service revenues become material in future periods your revenue recognition footnote should be expanded accordingly.

Response:

In response to the Staff’s comment, in our Form 10-K for the year ending December 31, 2012, we will amend our summary of significant accounting policies disclosure to include the following with respect to service revenues and our revenue recognition treatment for multiple element arrangements:

Ms. Linda Cvrkel

November 19, 2012

“We recognize revenue for services provided to our customers which may be delivered in conjunction with the procurement of printed materials at the time when delivery and customer acceptance occur and all other revenue recognition criteria are met. We recognize revenue for services provided on a stand-alone basis upon completion of the service. Service revenues have not been material to our overall revenues to date.”

Acquisitions, page 40

Production Graphics, page 40

Comment No. 2

We note your footnote presentation of the supplemental pro forma information required by ASC 805-10-50-2 as it relates to the acquisition of Productions Graphics. Please revise your footnote to also disclose the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings.

Response:

In response to the Staff’s comment, we confirm that there are no material, nonrecurring pro forma adjustments reflected in the supplemental pro forma information required by ASC 805-10-50-2 relating to the Productions Graphics business combination that require disclosure in the footnotes.

Ms. Linda Cvrkel

November 19, 2012

Other 2011 Acquisitions, page 41

Comment No. 3

We also note from your disclosures that during 2011 you made eight other acquisitions including a Latin American business and other domestic companies, none of which you indicate were individually material. However, it appears that based upon their contribution to total revenues and net income for fiscal 2011 of 10% and 18%, respectively, they are material in the aggregate. In this regard, you are required to disclose the information required by paragraphs 2e-2h of ASC Topic 805-10-50. Please revise your notes to the consolidated financial statements to comply with the disclosure requirements or advise us of why you believe you are not required to do so citing the relevant technical guidance used in your determination.

Response:

In response to the Staff’s comment, as disclosed in our Form 10-K for the year ended December 31, 2011, the acquisitions made in 2011 excluding Productions Graphics were individually immaterial, but material collectively.  As a result, ASC 805-10-50-3 states that the items noted in paragraphs 2e-2h of ASC 805-10-50 are required to be disclosed in the aggregate.  We considered these requirements in preparing the related disclosures.  Our consideration of each item in ASC 805-10-50 that (i) is disclosed in our Form 10-K for the year ended December 31, 2011, (ii) has been considered, but not disclosed or (iii) will be disclosed in future filings is as follows:

2e) Regarding the requirement to disclose information about transactions recognized separately from the business combination, we did not have preexisting relationships or other arrangements with the acquirees before negotiations of the business combinations began.

2f) Acquisition-related costs which were separately recognized from the business combination, as determined by ASC 805-10-25-20, primarily consisted of legal and accounting fees.  These fees totaled $0.2 million for all such acquisitions and were included in selling, general and administrative expenses.  These were deemed to be immaterial, and therefore were not required disclosure. We will disclose these acquisition-related costs in future filings in the event they are material, individually or in aggregate, for future business combinations.

Ms. Linda Cvrkel

November 19, 2012

2g) Regarding the disclosure requirements for business combinations achieved in stages, because none of these business combinations were achieved in stages, these disclosures are not applicable. In our future filings, we will disclose for each acquisition whether we held any equity interest in the acquiree prior to the acquisition date. If applicable, we will also disclose the related requirements in paragraph 2g accordingly.

2h) As required by item 1 in paragraph 2h, we disclosed that the revenues and net income contributed from these acquisitions were 10% and 18%, respectively, of our consolidated results for the year ended December 31, 2011.  With regard to the supplemental pro forma information requirements in items 2 through 4 of paragraph 2h, the total revenues and net income of these acquisitions prior to the acquisition date were $7.7 million and $0.1 million, respectively, or 1% and less than 0.1% of our consolidated results for the year ended December 31, 2011. Total revenues and net income of these acquisitions were $61.1 million and $2.0 million, respectively, or 13% and 18% of our consolidated results for the year ended December 31, 2010. We noted in our disclosure that supplemental pro forma information was not included for these acquisitions as the pro forma revenues and earnings would not have a material impact on our financial statements. Due to the business combinations occurring early in 2011, the pro forma results for the current year would not have been materially different from the existing disclosure and, accordingly, the disclosure was not material to our financial statements. As required by item 2h.2 of ASC 805-10-50, we will include supplemental pro forma information for the prior annual reporting period in future filings in the event it would be material to our financial statements.

Comment No. 4

Furthermore, please revise your disclosure to comply with all the disclosure requirements of ASC Topic 805-30-50-1.

Response:

In response to the Staff’s comment, we also considered the requirements of ASC 805-30-50-1 in preparing our financial statement disclosures. The consideration of each item in ASC 805-30-50-1 that (i) is disclosed in our Form 10-K for the year ended December 31, 2011, (ii) has been considered, but not disclosed or (iii) will be disclosed in future filings is as follows:

a.	In future filings we will include a qualitative description of the factors that make up the goodwill recognized for acquisitions that are individually immaterial but material collectively.

b.	Our existing disclosure includes a table listing the acquisition date fair value of the total consideration transferred, which consisted of cash and contingent consideration.

Ms. Linda Cvrkel

November 19, 2012

c.	Our existing disclosure includes the amount of contingent consideration recognized as of the acquisition date as part of the table described in b. above. We also note that contingent consideration is payable upon the achievement of certain performance measures over future periods. Additionally, we disclose a table of the maximum, undiscounted contingent consideration which is payable for all acquisitions by the year in which it becomes payable. Based on our historical experience of paying out near 100% of amounts due under similar contingent consideration arrangements, we have included the maximum amount payable under such arrangements. If circumstances indicate that the range of outcomes may vary materially from the maximum which is disclosed, we will revise the disclosure included in future filings accordingly.

d.	The total amount of goodwill that is expected to be deductible for tax purposes is $1.9 million for the acquisitions completed in the year ended December 31, 2011. This was deemed to be immaterial, and therefore was not required disclosure. If future acquisitions result in a material amount of tax-deductible goodwill, we will revise our disclosure in future filings accordingly.

e.	Our existing disclosure provides the amount of goodwill recognized from current year business combinations by reportable segment in a roll forward of goodwill balances included in Note 2, “Summary of Significant Accounting Policies” under “Goodwill and Other Intangibles.”

f.	The disclosures relating to bargain purchases are not applicable, as none of our 2011 business combinations resulted in a bargain purchase.

Ms. Linda Cvrkel

November 19, 2012

Form 10-Q for the quarter ended September 30, 2012

Notes to Condensed Consolidated Financial Statements (Unaudited), page 6

8. Commitments and Contingencies, page 14

Comment No. 5

Reference is made to your disclosure involving the tax dispute with HMRC. Please describe for us the factors evaluated by management in determining the more likely than not recognition threshold had been met pursuant to ASC 740-10-25 with respect to the tax position related to U.K. VAT, and tell us why management believes the amount of £2,316,008 paid during the quarter ended September 30, 2012 is fully recoverable in light of the independent review with HMRC and the assessment has been upheld.

Response:

In response to the Staff’s comment, with respect to the tax dispute with the UK taxing authority (“HMRC”), we note that the dispute relates to value added tax (“VAT”) and not an income tax, and therefore, the recognition criteria in ASC 740-10-25 is not applicable. In the case of VAT claims in the UK, a payment of the assessment to the HMRC is required procedurally as a condition to seeking an independent review of the assessment from the Tribunal, and if we prevail in the Tribunal, the assessed amount will be fully refunded. The Tribunal, which is completely independent of the HMRC, provides an independent review of the disputed assessment. The Tribunal proceedings are the first level of court proceedings on the matter, and the Tribunal reviews the matter anew without deference to the prior HMRC determination. In light of our understanding of the Tribunal process and advice of external counsel, we have evaluated this matter in accordance with ASC 450-20 as one in which an unfavorable outcome is reasonably possible but not probable, and have disclosed the range of loss.

* * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (312) 784-2603.

Respectfully submitted,

/s/ Joseph M. Busky

Chief Financial Officer

cc:	Eric D. Belcher

Ronald Provenzano